UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  000-53774

EARTH DRAGON RESOURCES, INC.
(Exact name of registrant as specified in its charter)

7660-H Fay Avenue, Suite 312

La Jolla, CA 92037

 (Address, including zip code, and telephone number, include area code, of registrant’s principal executive offices)

Common Stock, $0.0001 Par Value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:    60

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person

Earth Dragon Resources, Inc.

DATED: April 25, 2019	By:	/s/ J. Michael Johnson
J. Michael Johnson
Chief Executive Officer and Chief Financial Officer (Principal Executive Officer and Accounting Officer)